UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION

                              SCHEDULE 13G


              Under the Securities Exchange Act of 1934



                        SANDERSON FARMS, INC.
                           (Name of Issuer)

                             COMMON STOCK
                    (Title of Class of Securities)


                                800013
                            (Cusip Number)





Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person (1) has a previous statement on file reporting beneficial Ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficially ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.



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The information required in the remainder of this cover page shall not be deemed to "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  800013             13G       Page 2 of 5 Pages

1.  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    JOE F. SANDERSON, JR.
     ###-##-####

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     Yes

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES

5.  SOLE VOTING POWER

     104,792

6.  SHARED VOTING POWER

     3,331,778

7.  SOLE DISPOSITIVE POWER

     61,136

8.  SHARED DISPOSITIVE POWER

     3,243,047

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON

     3,443,109(See Item 4 of this Schedule 13^)


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10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES

     NOT APPLICABLE

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     24.0%

12. TYPE OF REPORTING PERSON*

     INDIVIDUAL

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CUSP NO.:  800013                      Page 3 of 5 Pages

                            Schedules 13G

Item 1(a).     Name of Issuer:

          Sanderson Farms, Inc.

Item 1(b).     Address of Issuer's Principal Executive Offices:

          225 N. 13th Avenue
          Laurel, Mississippi 39440

Item 2(a).     Name of Person Filing:

          Joe F. Sanderson, Jr.

Item 2(b).     Address of Principal Business Office or, if none,
          Residence:

          225 N. 13th Avenue
          Laurel, Mississippi 39440

Item 2(c).     Citizenship:

Item 2(d).     Title of Class of Securities:

          Common Stock, $1.00 per share par value.

Item 2(e).     Cusip Number:

          800013

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Item 3.   Not Applicable.

Item 4.   Ownership

          4(a) Amount Beneficially Owned;
               3,443,109

          4(b) Percent of Class:
               24.0%

          4(c) Number of shares as to which such person has:

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CUSIP NO.:  800013                      Page 4 of 5 Pages

     (i) sole power to vote or to direct the vote:

               104,792 shares

               (ii) shared power to vote or to direct the vote:

               3,331,778 shares

               (iii) sole power to dispose or to direct the disposition of:

               161,136 shares

               (iv)    shared power to dispose or to direct the disposition of:

               3,243,047 shares

     The amount shown in this report includes 61,136 shares owned of record by Joe F. Sanderson, Jr., over which he exercises sole voting and investment power, and 43,656 shares allocated to Joe F. Sanderson, Jr.'s account in the Company's Employee Stock Ownership Plan of Sanderson Farms, Inc. and affiliates (the "ESOP") with respect to which he has sole voting power. The trustees of the ESOP share investment power over the 43,656 shares allocated to Joe F. Sanderson, Jr.'s account under the ESOP. The amount in this report includes the 3,273,385 shares beneficially owned by Joe F. Sanderson, Jr. as co-executor of the Estate. The co-executors share voting and investment power with respect to 3,184,654 of these shares, which shares are owned of record by the Estate. The


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co-executors  share voting power,  and the trustees of the ESOP share investment power, with respect to 88,731 of these shares, which shares are allocated to the Estate's account under the ESOP. The amount shown in this report also includes 6,539 shares owned of record by Joe F. Sanderson's wife, over which she exercises sole voting and investment power. The amount in this report also includes 58,393 shares owned of record by a charitable private foundation established by Joe Frank Sanderson, for which Joe F. Sanderson, Jr. serves as a director, and as such, shares voting and investment power with the other directors of the foundation with respect to such shares. Pursuant to Rule 13d-4, Joe F. Sanderson, Jr. disclaims beneficial ownership of the 6,539 shares owned of record by his wife, the 3,184,654 shares owned of record by the Estate, the 88,731 shares allocated to the Estate's account under the ESOP, and the 58,393 shares owned of record by the foundation.

Item 5.   Ownership of Five Percent or Less of a Class:

          Not Applicable.

Item 6.   Ownership or More than Five Percent on Behalf of Another Person:

          Not Applicable.

Item 7.   Identification and Classification of the Subsidiary Which Acquired
            the Security Being Reported on by the Parent Holding Company:

          Not Applicable.

Item 8.   Identification and Classification of Members of the Group:

          Not Applicable.

Item 9.   Notice of Dissolution of Group:
           Not Applicable.


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CUSIP NO.:  800013                      Page 5 of 5 Pages

Item 10.  Certification:

          Not Applicable.



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Material to be filed as Exhibits:

          None.

                              SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 2, 1998

                            /s/Joe F. Sanderson, Jr.
                              JOE F. SANDERSON, JR.